Filed Pursuant to Rule 433
Registration Statement Number 333-173924

Investor Solutions – U.S.

BMO Investor Solutions is comprised of a team of highly experienced market professionals who design and customize structured products to fit your investment needs. No matter what your financial concerns may be, these securities can be tailored to meet your requirements. You can hedge an existing position, manage your portfolio's volatility, or gain bullish or bearish exposure to underlying assets that include stocks, indices, interest rates, commodities and currencies. Our team can also take into account your preferences with respect to participation, yield, maturity and capital preservation.

The clients we serve include:
•	Retail investors (via broker-dealers)
•	High net worth clients (via private banks)
•	Trust accounts (via trust companies)
•	Registered investment advisors

We provide investors with access to a variety of asset classes that are often not readily available to all investors.

The investments discussed on this website involve substantial investment risks.  You should only consider an investment in these products after you have read the following risk factors, together with those set forth in the applicable offering documents. Risks Related to Investments

Our product and service capabilities include:

–	Notes with a Minimum Payment At Maturity Equal to the Principal Amount

➢	Offer the investor the return of principal at maturity
➢	Return of principal is combined with other features, such as a participation rate, averaging, digital or booster coupons, Yield Generators, or a call feature
➢	Can be linked to a single underlying asset or a basket of assets
➢	Can offer bullish or bearish exposure
➢	Can be offered as debt securities or FDIC-insured certificates of deposit
➢	Maturities typically range from 12 months to 15 years

–	Buffered and Barrier Notes

➢	The Buffer feature allows for the possibility of the return of principal at maturity, even if the underlying asset declines in value by a modest amount
➢	The Buffer can be fixed (permanent), or contingent when offered as a "Barrier"
➢
If the underlying asset declines in value below a fixed Buffer, the exposure (or risk of loss) on the downside can be structured as a 1-for-1 loss below a fixed Buffer, or "geared" (greater than a 1-for-1 loss)

➢
Notes with geared downside participation may result in magnified losses beyond those that may be experienced by the underlying asset (i.e., greater than a 1-for-1 loss), which could result in a loss of all of, but not more than, an investor's principal investment

➢
When the Buffer is contingent (called a "Barrier"), an adverse move in the underlying asset can cause the Buffer to "knock-out," leaving the investor exposed to the full downside of the underlying asset

➢	Offers participation in the price performance of the asset
➢	Can be structured as bullish or bearish
➢	Are combined with other features (e.g., enhanced return, digital coupon, absolute return, etc.)
➢	Payments on the notes generally occur once at maturity, but these notes can be structured to pay a regular coupon
➢	Maturities range from three months to 10 years

–	Absolute Return (“Twin Win”) Notes

➢	Potential for a positive return whether the market is positive or negative
➢	Can implement a market neutral view with or without leverage
➢	Can be offered with full principal at risk (with a Buffer or Barrier), or with a minimum payment at maturity equal to the principal amount
➢	Typically linked to a single underlying asset
➢
These notes frequently have a "contingent" feature, meaning that they can "knock-out" (in which case they will pay an amount less than the principal amount) if the underlying asset outperforms too much in a particular direction

➢	Maturities range from 12 months to several years

–	Booster Notes

➢	The booster feature offers the potential to outperform the underlying asset in a neutral to slightly positive market
➢
If the underlying asset's performance is positive, by any amount whatsoever, then the investor will receive a fixed "booster" coupon; if the underlying asset's performance exceeds the booster coupon, then the investor will receive a return based upon the actual performance of the asset

➢	Can be offered with full principal at risk (with a Buffer or Barrier), or with a minimum payment at maturity equal to the principal amount
➢	May have an uncapped return potential

–	Digital Coupon Notes

➢	If the underlying asset's performance is positive, by any amount whatsoever (however small), then the investor will received a fixed "digital" coupon at maturity
➢	Can be offered with full principal at risk (typically combined with a Buffer or Barrier), or with a minimum payment at maturity equal to the principal amount
➢	Offers the potential to outperform the underlying asset in a neutral to slightly positive market

–	Enhanced Return Notes

➢
Offer enhanced or "leveraged" participation in the price performance of the underlying asset. e.g., for every 1% increase in the underlying asset, an Enhanced Return Note could reflect a coupon at maturity of 2% (2x leverage) or 3% (3x leverage)

➢	Often combined with a Buffer or Barrier and is typically subject to a cap on the upside
➢	Payments on the notes generally occur once at maturity, but these notes can be structured to pay modest, regular coupons
➢	Market alternative for a moderately bullish view
➢	Offers the potential to outperform the underlying asset in a neutral to slightly positive market

–	Reverse Exchangeable Notes (linked to ETFs or indices)

➢	Potential for above market returns with regular coupons
➢
Due to the principal-at-risk nature (Barrier) of these notes, their annualized coupons will generally be higher than the coupons payable on vanilla bonds of the same maturity that are offered by the same issuer

➢	Return of principal at maturity is subject to a Barrier (contingent protection)
➢	Market alternative for a moderately bullish or moderately bearish view
➢	Short-term, interest bearing instrument
➢	Maturities range from three to 12 months

–	Autocallable Notes (linked to ETFs or indices)

➢	Call feature is predetermined and can be set at any interval (e.g., monthly or quarterly)
➢	Autocallable Notes share many of the same features as Reverse Exchangeable Notes, described in greater detail above
➢	Short to medium-term, interest bearing instruments
➢
Due to the principal-at-risk nature of these notes (subject to a Barrier), their annualized coupons will generally be higher than the coupons payable on vanilla bonds of the same maturity that are offered by the same issuer

➢	Return of principal at maturity is subject to a Barrier (contingent protection)
➢	Coupons may be paid in equal amounts or can be structured to "step-up" (increase incrementally and regularly) over the term of the note
➢	Market alternative for a moderately bullish or moderately bearish view
➢	Maturities range from 12 months to three years

–	Range Accrual Notes

➢	Accumulate ("accrue") gains so long as the underlying asset trades within a predetermined range
➢	Underlying asset can be an ETF, commodity, benchmark interest rate or index
➢	Return of principal may be subject to a Barrier or Buffer, but the notes may also be offered with a minimum payment at maturity equal to the principal amount
➢	Range can be structured (widened or tightened) to fit the investor's market view
➢	Accrual feature and coupon payment can be monthly, quarterly, semi-annually or annually
➢	Notes may not pay a coupon, or may pay only a small coupon, if the underlying asset is not within a predetermined range
➢	Maturities range from a few months to 15 years

–	Contingent Coupon Barrier Notes

➢	Coupons are paid at regular intervals so long as, prior to each coupon payment day, the underlying asset's closing price is above a predetermined threshold
➢	If the underlying asset declines below the predetermined threshold and remains there for a prorated period, then coupons may not be payable during one or more interest periods
➢	The coupon threshold can be equal to the initial price of the underlying asset or can be below that initial price
➢	Coupon intervals can be monthly, quarterly, semi-annually or annually
➢	Return of principal at maturity is subject to a Barrier or Buffer
➢	Maturities range from a few months to 10 years

–	Yield Generator Certificates of Deposit

➢	Combines stock market exposure with the potential for regular coupons and the return of principal at maturity
➢	Coupons paid at regular intervals based on the positive performance of, on average, the stocks in a basket
➢	Coupons may not be payable during one or more interest periods, or may be limited to a small amount
➢	Coupon intervals are typically annual or semi-annual
➢	Offers the investor the return of principal at maturity
➢
Coupons are calculated based on the average price change of each stock in the basket (as compared to its initial price), with each stock's price change subject to a protective floor on the downside, but also a cap (creating a maximum coupon) on the upside

➢	Can be combined with a minimum guaranteed coupon, a digital feature or a Buffer
➢	Maturities typically range from three to eight years

–	Basket Tracking Notes

➢	Investors participate directly in the positive and negative price changes in the underlying assets
➢	Allows investors to gain exposure to almost any asset
➢	Ability to create a sector specific or a diversified basket
➢	Underlying assets can include stock baskets, single commodity futures (and baskets), and single foreign currencies (and baskets)
➢	Exposure can be bullish, bearish or long-short strategy
➢	All dividends and distributions on underlying assets during the term of the notes are reflected in the final payout of maturity
➢	No protection from declines in the underlying asset (no Buffer or Barrier), caps, calls or averaging

All of these terms are described in more detail in the applicable offering documents for your investment, which you should read prior to investing.

Risks Related to Investments in BMO Structured Notes:

The risks listed below are not the only risks related to an investment in structured notes.  Investors should carefully consider the risk factors contained in the prospectus or other offering documents prior to making an investment decision.

➢	The notes are unsecured debt obligations of the Bank of Montreal ("BMO") and all payments on the notes are subject to our creditworthiness
➢
For notes with principal at risk, investors could lose a substantial portion, or even all, of their investment if the underlying asset underperforms. For notes with a minimum payment at maturity equal to the principal amount, investors may not earn any return on their investment if the underlying asset underperforms

➢
Investors will not receive any dividends or distributions from the underlying asset, other than in the case of basket tracking notes, in which case investors will only receive payments based on those dividends or distributions at maturity

➢
The notes are not listed on any securities exchange. There may be a lack of liquidity in the notes to allow investors to trade or sell the notes easily. If an investor is able to sell the notes prior to maturity, it may receive a price that is significantly less than its original investment

➢	Agent's commissions, hedging profits, hedging costs and other transaction costs will vary and may impact secondary market prices for the notes

Please visit the link below for BMO Capital Markets structured notes pricing

BMO Bid Ask Pricing List

Before purchasing any notes, you should carefully read the prospectus or other offering documents in order to understand the specific terms and conditions of those notes, and the related risk factors.  Each offering of notes may have terms and conditions that vary substantially from those set forth in this summary.

BMO has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the other documents that the issuer has filed with the SEC for more complete information about the issuer and such offerings.  You may obtain these documents free of charge by visiting the SEC’s website at http://www.sec.gov.  Alternatively, BMO will arrange to send to you the prospectus if you request it by calling an agent at 1-877-369-5412 or emailing investor.solutions@bmo.com.

Contact Information
877-369-5412
Investor.Solutions@bmo.com